UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant's name into English)

500 - 10355 Jasper Avenue

Edmonton, Alberta, T5J 1Y6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits	Description
99.1	Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2018 and 2017
99.2	Management’s Discussion and Analysis for the three months ended September 30, 2018
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

Date: November 12, 2018	By:	/s/ Glen Ibbott
	Name:	Glen Ibbott
	Title:	Chief Financial Officer